UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

246911101
(CUSIP Number)

Michael Zimmerman	Mathew B. Hoffman, Esq.
Prentice Capital Management, LP	Lowenstein Sandler PC
623 Fifth Avenue, 32nd Floor	1251 Avenue of the Americas
New York, New York 10022	New York, New York 10020
(212) 756-8040	(212) 262-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Prentice Capital Management, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,126,847
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,126,847

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,126,847 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.79%

14.	Type of Reporting Person (See Instructions): PN

Cusip No.         246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

PRENDEL, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,126,847
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,126,847

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,126,847 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.79%

14.	Type of Reporting Person (See Instructions): OO

Cusip No.         246911101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Michael Zimmerman

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

	7.	Sole Voting Power:	0
Number of
Shares Beneficially	8.	Shared Voting Power:	2,126,847
Owned by
Each Reporting	9.	Sole Dispositive Power:	0
Person With
	10.	Shared Dispositive Power:	2,126,847

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,126,847 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.79%

14.	Type of Reporting Person (See Instructions): IN

This Schedule 13D is being filed by Prentice Capital Management, LP (“Prentice Capital Management”), Michael Zimmerman (“Mr. Zimmerman”) and PRENDEL, LLC (“PRENDEL”; PRENDEL, Prentice Capital Management and Mr. Zimmerman are collectively referred to as, the “Reporting Persons”), relating to the Common Stock, par value $.001 per share (the “Common Stock”), of dELiA*s, Inc. (the “Issuer”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Each of Prentice Capital Management and Mr. Zimmerman disclaims beneficial ownership of all of the shares of Common Stock reported in this Schedule 13D, except to the extent of their pecuniary interest.

Item 1.            Security and Issuer

         This statement on Schedule 13D relates to the Common Stock.  The Issuer’s principal executive office is located at 50 West 23rd Street, New York, NY 10010.

Item 2.   Identity and Background

         (a)           This statement is filed on behalf of the Reporting Persons.

         (b)           The address of the principal business office of each of the Reporting Persons is 623 Fifth Avenue, 32nd Floor, New York, New York 10022.

         (c)           The principal business of Prentice Capital Management is to serve as investment manager to certain investment funds and manage investments for certain entities in managed accounts and other entities with respect to which it has voting and dispositive authority, including PRENDEL which owns the shares of Common Stock reported herein. The principal business of PRENDEL is to acquire, hold and dispose of securities in the Issuer.  The principal business of Mr. Zimmerman is to act as the Managing Member of (i) the general partner of Prentice Capital Management and certain of its related entities and (ii) the general partner of certain investment funds.  As such, Mr. Zimmerman may be deemed to control Prentice Capital Management and PRENDEL and therefore may be deemed to be the beneficial owner of the shares of Common Stock reported in this Schedule 13D.

         (d)           Neither the Reporting Persons nor any of its executive officers has, during the last five years, been convicted in a criminal proceeding.

         (e)           Neither the Reporting Persons nor any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)           Prentice Capital Management is a Delaware limited partnership.  PRENDEL is a Delaware limited liability company.  Mr. Zimmerman is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration

        The shares of Common Stock reported herein were acquired by PRENDEL with its working capital. The total amount of funds required to acquire the Common Stock described in Item 5 was approximately $3,025,440, net of commissions. Neither Prentice Capital Management nor Mr. Zimmerman directly owns any of the shares of Common Stock reported herein. Prentice Capital Management and Mr. Zimmerman disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest.

Item 4.   Purpose of Transaction

 The Reporting Persons acquired the shares of Common Stock reported herein in open market transactions since August 10, 2010 because of their belief that the securities were undervalued by the market at the time they were acquired and represented an attractive investment opportunity.  Consistent with their investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose of, engage in short selling of or any hedging or similar transactions with respect to the Common Stock or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market price of the Common Stock, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer and based on other factors including, without limitation, the price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, the Issuer's business, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.  Any acquisition or disposition of the Common Stock, or short sales or other hedging transaction with respect to the Common Stock, by the Reporting Persons may be effected through open market or privately negotiated transactions, or otherwise.  The Reporting Persons may take one or more actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, and investment and financing professionals.  Such factors and discussions may result in the Reporting Persons' (i) modifying their ownership of the Common Stock, (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements or otherwise, (iii) nominating or recommending candidates to serve as members of the Board of Directors of the Issuer and/or (iv) making proposals to the Issuer concerning changes to its strategy, capitalization, ownership structure, operations, Certificate of Incorporation or bylaws.  The Reporting Persons reserve the right to at any time reconsider and change their plans or proposals relating to the foregoing.  Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.            Interest in Securities of the Issuer

                        (a)           The Reporting Persons may be deemed to beneficially  own, in the aggregate,  2,126,847 shares of Common Stock,  representing approximately 6.79% of the Issuer's outstanding Common Stock (based on the 31,310,091 shares outstanding as provided by the Issuer).

                         (b)           The Reporting Persons have shared voting power with respect to  2,126,847 shares of Common Stock.

                         (c)           The tables below set forth purchases of the shares of Common Stock by PRENDEL during the last 60 days.  All of such purchases were effected, as indicated, in broker transactions.

Date:	Amount of Shares:	Approximate Price Per Share ($) (net of commissions):

August 10, 2010	105,000	$1.4558
August 11, 2010	1,226,046	$1.4214
August 12, 2010	3,144	$1.4150
August 13, 2010	6,800	$1.4350
August 20, 2010	2,910	$1.4350
August 23, 2010	101,789	$1.4913
August 24, 2010	14,845	$1.4603
August 25, 2010	155,615	$1.3383
August 26, 2010	15,024	$1.3676
August 27, 2010	4,300	$1.3955
August 30, 2010	5,000	$1.3879
August 31, 2010	4,100	$1.4017
September 2, 2010	6,000	$1.3725
September 3, 2010	345,013	$1.4317
September 7, 2010	131,261	$1.4349

(d)           The members of PRENDEL have the right to participate  indirectly in the receipt  of  dividends  from,  or  proceeds  from  the sale of,  the  Common Stock set forth in this Schedule 13D in accordance with their ownership interests in PRENDEL.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.                   Material to be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated September 7, 2010, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2010

PRENDEL, LLC

By: Prentice Capital Management, LP, its Manager

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the  undersigned  that the Schedule 13D filed  with the  Securities  and  Exchange  Commission  on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock,  par value  $0.001  per  share,  of  dELiA*s,  Inc.,  a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below,  in accordance  with Rule 13d-1 under the  Securities  Exchange Act of 1934, as amended.  This  Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of September 7, 2010

PRENTICE CAPITAL MANAGEMENT, LP

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

PRENDEL, LLC

By: Prentice Capital Management, LP, its Manager

By: /s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Investment Manager

/s/ Michael Zimmerman
Michael Zimmerman